UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2


                                 Sequenom, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    817337108
                                 (CUSIP Number)

                       ComVest Investment Partners II LLC
                      One North Clematis Street, Suite 300
                         West Palm Beach, Florida 33401
                                 (561) 868-6074
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                  July 17, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             ComVest Investment Partners II, LLC (01-0784781)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [  ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
                        7          SOLE VOTING POWER
                                   6,060,606
                   -------------------------------------------------------------
NUMBER OF               8          SHARED VOTING POWER
SHARES                             6,060,606
BENEFICIALLY       -------------------------------------------------------------
OWNED BY                9          SOLE  DISPOSITIVE POWER
EACH                               6,060,606
REPORTING          -------------------------------------------------------------
PERSON                  10         SHARED DISPOSITIVE POWER
WITH                               6,060,606
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,060,606
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [  ]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.8%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             ComVest II Partners, LLC (01-6228703)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [  ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
                        7          SOLE VOTING POWER
                                   0
                   -------------------------------------------------------------
NUMBER OF               8          SHARED VOTING POWER
SHARES                             6,060,606
BENEFICIALLY       -------------------------------------------------------------
OWNED BY                9          SOLE  DISPOSITIVE POWER
EACH                               0
REPORTING          -------------------------------------------------------------
PERSON                  10         SHARED DISPOSITIVE POWER
WITH                               6,060,606
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,060,606
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [  ]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.8%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             ComVest Group Holdings, LLC (01-622406)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                         (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [  ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
                        7          SOLE VOTING POWER
                                   0
                   -------------------------------------------------------------
NUMBER OF               8          SHARED VOTING POWER
SHARES                             6,060,606
BENEFICIALLY       -------------------------------------------------------------
OWNED BY                9          SOLE  DISPOSITIVE POWER
EACH                               0
REPORTING          -------------------------------------------------------------
PERSON                  10         SHARED DISPOSITIVE POWER
WITH                               6,060,606
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,060,606
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [  ]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.8%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Michael S. Falk
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                         (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [  ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
--------------------------------------------------------------------------------
                        7          SOLE VOTING POWER
                                   28,337
                   -------------------------------------------------------------
NUMBER OF               8          SHARED VOTING POWER
SHARES                             6,060,606
BENEFICIALLY       -------------------------------------------------------------
OWNED BY                9          SOLE  DISPOSITIVE POWER
EACH                               28,337
REPORTING          -------------------------------------------------------------
PERSON                  10         SHARED DISPOSITIVE POWER
WITH                               6,060,606
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,088,943
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [  ]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.9%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Robert L. Priddy
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                         (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [  ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
--------------------------------------------------------------------------------
                        7          SOLE VOTING POWER
                                   324,372
                   -------------------------------------------------------------
NUMBER OF               8          SHARED VOTING POWER
SHARES                             6,060,606
BENEFICIALLY       -------------------------------------------------------------
OWNED BY                9          SOLE  DISPOSITIVE POWER
EACH                               324,372
REPORTING          -------------------------------------------------------------
PERSON                  10         SHARED DISPOSITIVE POWER
WITH                               6,060,606
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,384,978
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [  ]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.0%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

         This Amendment No. 2 (the "Amendment") amends Items 2, 4 and 5 of the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on March 27, 2006, and amended on December 11, 2006 (together, the "Schedule 13D"), by ComVest Investment Partners II LLC, a Delaware limited liability company ("ComVest"), with respect to the shares of common stock, par value $0.001 per share, of Sequenom, Inc., a Delaware corporation with its principal executive offices located at 3595 John Hopkins Court, San Diego, CA 92121 (the "Issuer"). Unless specifically amended in this Amendment, the disclosures set forth in the
Schedule 13D shall remain unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

         The response to Item 2 is hereby amended and restated as follows to reflect that Larry Lenig is no longer a member of the Board of Directors of the
Issuer:

         The name of the Reporting Person is ComVest Investment Partners II LLC. ComVest is a private investment company. The managing member of ComVest is ComVest II Partners LLC, a Delaware limited liability company ("ComVest II Partners"), the managing member of which is ComVest Group Holdings, LLC, a Delaware limited liability company ("CGH"). Michael Falk ("Falk") is the Chairman and principal member of CGH. Robert Priddy ("Priddy") is a member of ComVest II Partners. Falk and Priddy are citizens of the United States of America.

         The business address for ComVest and the other entities and individuals described in this Item 2 is One North Clematis Street, Suite 300, West Palm Beach, Florida 33401.

         During the last five years, neither ComVest nor any other person enumerated in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Larry Lenig, an employee of the Reporting Person, was previously a director of the Issuer, but as of June 15, 2007, Larry Lenig is no longer a member of the Board of Directors of the Issuer. Since ComVest currently holds less than 10% of the Issuer's outstanding common stock, ComVest no longer has the right to designate a member of the Board of Directors.

ITEM 4.    PURPOSE OF TRANSACTION

         The response to Item 4 is hereby amended to add the following:

         On July 17, 2007, ComVest sold 2,000,000 of its shares of common stock of the Issuer to Lehman Brothers, Inc. for $5.00 per share.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         The response to Item 5 is hereby amended and restated to reflect a sale of securities as follows:

         (a) Including the Shares and Warrants (on an as exercised basis) ComVest will beneficially own 6,060,606 shares of Common Stock of the Issuer, representing 13.8% of the Issuer's stock.

         Falk and Priddy, by virtue of the fact that they are members of the Investment Committee for ComVest II Partners and, as such, control the purchase and sale of investments by ComVest, and as the principal members of ComVest and ComVest II Partners, may be deemed to have indirect beneficial ownership of the Shares owned by ComVest. However, Falk and Priddy disclaim any beneficial ownership of such Shares.

         In addition, Priddy has direct beneficial ownership of 1,292 shares received by him as a member of ComVest in the distribution, and has indirect beneficial ownership of 323,080 shares received by Robert P, LLC as a member of ComVest in the distribution. Priddy may be deemed to have a beneficial ownership of a total of 15.0% of the Issuer's stock.

         Additionally, Falk has direct beneficial ownership of 28,337 shares received by him as a member of ComVest in the distribution. Falk may be deemed to have a beneficial ownership of a total of 13.9% of the Issuer's stock.

         (b) Falk and Priddy, by virtue of the fact that they are members of the Investment Committee for ComVest II Partners and, as such, control the purchase and sale of investments by ComVest and as the principal members of ComVest and ComVest II Partners, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by ComVest.

         In addition, Priddy has sole voting power over 1,292 shares received by him as a member of ComVest in the distribution, and has sole voting power over 323,080 shares received by Robert P, LLC as a member of ComVest in the distribution.

         Additionally, Falk has sole voting power over 28,337 shares received by him as a member of ComVest in the distribution.

         (c) On July 17, 2007, ComVest sold 2,000,000 of its shares of common stock of the Issuer to Lehman Brothers, Inc. for $5.00 per share.

         (d)    Not applicable.

         (e)    Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2007                  ComVest Investment Partners II LLC

                                              By: ComVest II Partners, LLC, its
                                                  managing member

                                              By: /s/Cecilio Rodriguez
                                                  ------------------------------
                                              Name: Cecilio Rodriguez
                                              Title:   Treasurer

Dated:  July 18, 2007                 ComVest II Partners, LLC

                                              By:/s/Cecilio Rodriguez
                                                 -------------------------------
                                              Name: Cecilio Rodriguez
                                              Title:   Treasurer

Dated: July 18, 2007                  ComVest Group Holdings, LLC

                                      By:/s/Cecilio Rodriguez
                                         ---------------------------------------
                                              Name: Cecilio Rodriguez
                                              Title:   Treasurer

Dated: July 18, 2007                   /s/Michael S. Falk
                                       -----------------------------------------
                                       Michael S. Falk, individually

Dated: July 18, 2007                   /s/Robert L. Priddy
                                       -----------------------------------------
                                       Robert L. Priddy, individually